SMARTCARD MARKETING SYSTEMS, INC.

January 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nico Nalbantian

Re:	SmartCard Marketing Systems, Inc.
Registration Statement on Form S-1, as amended
File No: 333-268839 Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SmartCard Marketing Systems, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-268839), to become effective on January 30, 2023 at 4:00 pm Eastern Time, or as soon as is practicable.

The Registrant hereby authorizes Evan J. Costaldo of Costaldo Law Group P.C. to orally modify or withdraw this request for acceleration. Please contact Mr. Costaldo at (212) 709-8333 with any questions you may have concerning this request, and please notify Mr. Costaldo when this request for acceleration has been granted.

Very truly yours,

SmartCard Marketing Systems, Inc.

By:	/s/ Massimo Barone
Name:	Massimo Barone
Title:	Chief Executive Officer

cc:  Evan J. Costaldo, Costaldo Law Group P.C.